Exhibit 99.1

VNPT Selects RADCOM for AI-Native, Cloud-Native Service Assurance in Vietnam

Replacing the incumbent vendor, VNPT gains AI-driven anomaly detection to safeguard roaming service quality

TEL AVIV, Israel - September 9, 2026 - RADCOM Ltd. (Nasdaq: RDCM) announced today that VNPT (Vietnam Posts and Telecommunications Group), one of Vietnam’s largest telecom operators, with over 30 million subscribers, has selected RADCOM to provide AI-native, cloud-native service assurance for its roaming network. Following a competitive request for proposal (RFP) process, VNPT selected RADCOM to replace its incumbent assurance vendor, reflecting the strength of RADCOM’s AI-driven platform and its proven track record with Tier-1 operators.

Drawing on RADCOM’s proven multi-cloud deployment expertise, the cloud-native RADCOM ACE platform will be deployed across multiple cloud environments, giving VNPT real-time, subscriber-aware visibility across these services and applying artificial intelligence (AI) and machine learning (ML)-based anomaly detection to surface issues before they affect the customer experience. This containerized, multi-cloud architecture gives VNPT a scalable, efficient assurance foundation that can grow with its network and adapt as new services are introduced.

“VNPT is one of the most respected and technically advanced operators in Asia, and they set a high bar in this selection,” said Benny Eppstein, Chief Executive Officer at RADCOM. “Displacing an incumbent through a competitive RFP at an operator of VNPT’s standing is a strong signal for RADCOM in Asia-Pacific, and we see clear room to extend assurance across more of their network over time. We look forward to supporting VNPT as it continues to grow and evolve its network.”

The selection marks a strategically important reference win for RADCOM in the Asia-Pacific region and establishes a foundation to extend assurance beyond roaming across VNPT’s wider network. With this modern assurance foundation in place, VNPT is positioned to broaden real-time, AI-driven assurance as its network and services continue to scale. As previously announced on August 12, 2026, this contract was one of three contracts RADCOM secured following the close of the second quarter of 2026.

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For all investor inquiries, please contact:

Investor Relations:

Rob Fink or Joey Delahoussaye

FNK IR

rdcm@fnkir.com

646-809-4048/312-809-1087

Company Contact:

Hod Cohen

CFO

+972-3-645-5055

hod.cohen@radcom.com

About VNPT

VNPT (Vietnam Posts and Telecommunications Group) is a state-owned, Tier-1 telecom operator and one of Vietnam’s largest carriers, delivering mobile services under the VinaPhone brand. A technically advanced operator with significant in-house development capability, VNPT is recognized across the Asia-Pacific region for the quality and scale of its network.

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability, from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the deployment and expected benefits of its solution for VNPT, including the replacement of the incumbent assurance vendor and the solution’s AI-driven anomaly detection, multi-cloud deployment, and cloud-native assurance capabilities; the scalability of the platform and its ability to grow with VNPT’s network and adapt as new services are introduced; the potential to extend and broaden assurance beyond roaming across VNPT’s wider network over time; VNPT’s continued network growth and evolution and its positioning to scale AI-driven assurance; the value of its solutions to its installed and new customers; and the expansion of RADCOM’s footprint in the Asia-Pacific region, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.